NO ACT

PE
1-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010752

March 9, 2010

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-10

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

Dear Mr. Palm:

This is in response to your letters dated January 11, 2010 and February 5, 2010 concerning the shareholder proposal submitted to Goldman Sachs by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen and
Apprentices of the Plumbing and
Pipe Fitting Industry of the United States and Canada
Three Park Place
Annapolis, MD 21401

March 9, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

The proposal asks that the board of directors adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that Goldman Sachs has agreed to include, as revised, in its 2010 proxy materials. In this regard, we note your representation that the other proposal was previously submitted to Goldman Sachs by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

February 5, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Withdrawal of Request to Omit Shareholder Proposal of Christian Brothers Investment Services, Inc. and Co-Filer

Ladies and Gentlemen:

The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), received a shareholder proposal (including its supporting statement, the "CBIS Proposal") for inclusion in the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") from Christian Brothers Investment Services, Inc., as primary proponent, and The Needmor Fund as a co-filer of the Proposal, relating to the independence of the Chair of the Company's Board of Directors.

On January 11, 2010, the Company filed a no-action letter request ("No-Action Letter Request") with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excluded the CBIS Proposal from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(6).

On February 2, 2010, the shareholder proponent submitted a revised proposal to the Company that addressed the concerns raised by the Company in its No-Action Letter Request. The proponent's submission, including the revised proposal, is attached as Exhibit A. As a result of the revisions that the shareholder proponent made to the CBIS Proposal, the Company has agreed to include the revised proposal in the 2010 Proxy Materials. Accordingly, the Company respectfully withdraws its No-Action Letter Request and asks that the Staff give no further consideration to this matter.

Please note that on January 11, 2010, the Company filed with the Staff a separate no-action letter request relating to another proposal on the same subject matter submitted by ProxyVote Plus, LLC on behalf of the United Association S&P 500 Index Fund (the "UA Proposal"). That no-action letter request, which seeks exclusion of the UA Proposal as duplicative of the CBIS Proposal under Rule 14a-8(i)(11), is not being withdrawn by the Company and the Company continues to believe that the UA Proposal may be excludable under Rule 14a-8(i)(11).

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. A copy of this letter is being sent simultaneously to the primary proponent, the co-filer and Walden Asset Management (at the request of the co-filer) as notification of the Company's withdrawal of the No-Action Letter Request. A copy of this letter is also being sent simultaneously to the shareholder proponent of the UA Proposal.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Julie Tanner, the Christian Brothers Investment Services, Inc. (w/ attachment)
Daniel Stranahan, The Needmor Fund (w/ attachment)
Timothy Smith, Walden Asset Management (w/ attachment)
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada c/o the United Association S&P 500 Index Fund (w/ attachment)

Exhibit A

From: Tanner, Julie [jtanner@cbisonline.com]
Sent: Tuesday, February 02, 2010 11:52 PM
To: O'Toole, Beverly L
Attachments: Separate CEO-Chair proposal (CBIS) REVISED.doc

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004

Dear Ms. O'Toole:

Please accept for submission the revised shareholder proposal regarding Separation of Chair and CEO submitted by Christian Brothers Investment Services to Goldman Sachs.

If you have any questions, feel free to contact me.

Thank you,
JULIE TANNER

Julie Tanner
Assistant Director of Socially Responsible Investing
90 Park Avenue - 29th floor
New York, New York 10016-1301
Direct Dial: 212-503-1947
Main: 212-490-0800 ext. 147
Fax: 212-490-6092
jtanner@cbisonline.com
http://www.cbisonline.com

Text of Revised Proposal and Supporting Statement

Separate Chair & CEO

GOLDMAN SACHS

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the board of Directors, wherever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. The policy should also specify (a) how to select a new independent Chair if a current Chair ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

From: O'Toole, Beverly L [Beverly.OToole@gs.com]
Sent: Friday, January 15, 2010 1:03 PM
To: shareholderproposals
Subject: Additional documentation in connection with no-action requests
Importance: High
Attachments: 12-3-09 SEIU Proposal.pdf; Proof of Ownership - SEIU.pdf; Exec Comp Review Panel (Northwest Ethical Investments).pdf; 2009 12-1 FROM Daniel Altschuler Co-Filer.pdf; 2009 12-1 FROM Sisters of Notre Dame De Namur Co-Filer.pdf; 2009 12-1 FROM Sisters of Saint Joseph of Boston Co-Filer.pdf; 2009 12-4 FROM Mennonite Education Agency Co-filer.pdf; 2009 12-4 FROM Mennonite Mutual Aid Co-filer.pdf; Pay Disparity (Benedictine Sisters).pdf; Primary filer - Nathan Cummings.pdf; Co-filer Sisters of St. Francis of Philadelphia.pdf; Co-filer Edward Hazen Foundation.pdf; Co-filer Funding Exchange (REVISED).pdf; Co-filer Mount St Scholastica.pdf; RPCP (AFSCME).pdf; 2009 11-30 FROM Christian Brothers Investment Services re separate chair & CEO.pdf; 2009 12-1 The Needmor Fund - Co-filer.pdf; Separate CEO-Chair (ProxyVote).pdf; Correct Contact Info for Sean O'Ryan.pdf; Special meeting (McRitchie).pdf; Proof of ownership - McRitchie.pdf

As per your request, cover letters with proposals and any additional correspondence with proponent are below. If you have any questions please call me at 212 357 1584.

Letters from SEIU re: Comp as Percentage of Revenues:

Letters from Northwest Ethical Investments (and Co-filers) re: Exec Comp Review Panel:

Letters from Benedictine Sisters and Nathan Cummings Foundation (and Co-filers) re: Pay Disparity:
Letter from AFSCME re: RPCP:
Letters from Christian Brothers Investment Services, Inc. (and Co-filer) re: Separate CEO-Chair:
Letter from ProxyVote, LLC re: Separate CEO-Chair:

Letters from James McRitchie/John Chevedden re: Special meetings:

Thank you,
Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004
telephone: 212-357-1584
facsimile: 212-428-9103

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062
(847)205-0275 FAX (847)205-0293

John Rogers

DEC 03 2009 Received

FACSIMILE TRANSMITTAL SHEET

TO: John F. W. Rogers	FROM: Catherine Benedict
COMPANY: The Goldman Sachs Group, Inc.	DATE: DECEMBER 3, 2009
FAX NUMBER: 212-902-9336	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

ProxyVote **Plus**, LLC



December 3, 2009

VIA FACSIMILE: 212-902-9336

John F. W. Rogers
Secretary
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, New York 10004

Re: Shareholder Proposal

Dear Mr. Rogers:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the Certificate of the Fund's Chief Compliance Officer evidencing ProxyVote Plus's authority to represent the Fund with regard to this proposal. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goldman Sachs Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg /CB

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

PH: 847.205.0275
FX: 847.205.0293

www.proxyvoteplus.com

* Not part of proposal

THE ADVISORS' INNER CIRCLE FUND
CERTIFICATE OF CHIEF COMPLIANCE OFFICER

I, Russell Emery, Chief Compliance Officer of The Advisors' Inner Circle Fund (the "Trust"), am the chief compliance officer responsible for overseeing the compliance policies and procedures of the Trust and ensuring the Trust's compliance with all regulatory requirements. I hereby certify that:

1. The Trust is an open-end management company established under Massachusetts law as a Massachusetts business trust under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997;

2. The UA S&P 500 Index Fund (the "Fund") is a separate series of the Trust and is classified as a diversified investment company under the Investment Company Act of 1940, as amended.

3. At the May 20, 2003 Board of Trustees meeting of the Trust, the Board approved the appointment of ProxyVote Plus, LLC ("ProxyVote Plus") as proxy voting agent for the Trust with respect to the Fund.

4. The Trust, on behalf of the Fund, entered into a Proxy Voting Services Agreement with ProxyVote Plus dated January 5, 2004 (the "Agreement"), pursuant to which the Trust appointed ProxyVote Plus to act as the Fund's agent in exercising the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the policies adopted by ProxyVote Plus LLC and permitting ProxyVote Plus to initiate shareholder proposals on the Fund's behalf in cases where ProxyVote Plus reasonably believes that such proposals are in the best interests of the Fund's shareholders.

5. The Agreement became effective on January 5, 2004 and will remain in effect until terminated by either party upon 30 days' written notice or may be terminated immediately in the event of fraud, embezzlement or misrepresentation on the part of ProxyVote Plus, its employees or agents.

By: 

Russell Emery,
Chief Compliance Officer,
The Advisors' Inner Circle Fund

Date: 9/28/07

RESOLVED: That stockholders of The Goldman Sachs Group, Inc., ("Goldman Sachs" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Goldman Sachs. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Lloyd C. Blankfein holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Goldman Sachs require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Goldman Sachs, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062
(847)205-0275 FAX(847)205-0293

John Rogers
DEC 10 2009
Received

FACSIMILE TRANSMITTAL SHEET

TO: John F. W. Rogers	FROM: Catherine Benedict
COMPANY: The Goldman Sachs Group, Inc.	DATE: DECEMBER 10, 2009
FAX NUMBER: 212-902-9336	TOTAL NO. OF PAGES INCLUDING COVER: 1
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

This is in reference to a shareholder proposal filed on behalf of the United Association S&P 500 Index Fund. Please be advised that the letter accompanying the proposal included incorrect contact information for Mr. Sean O'Ryan. The corrected correct contact information is as follows:

Mr. Sean O'Ryan, 410-269-2000 x5019, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, Three Park Place, Annapolis, MD 21401

We apologize for any inconvenience.

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of United Association S&P 500 Index Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from ProxyVote Plus, LLC on behalf of the United Association S&P 500 Index Fund. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibits A, B and C, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

*"**RESOLVED:** That stockholders of The Goldman Sachs Group, Inc., ("Goldman Sachs" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Goldman Sachs. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman."*

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another shareholder proposal, which was previously submitted to the Company.

Rule 14a-8(i)(11) permits a company to exclude from its proxy materials any shareholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Staff consistently has concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Chevron Corp.* (Mar. 23, 2009); *JPMorgan Chase & Co.* (Mar. 18, 2009); *Pacific Gas & Electric Co.* (Feb. 1, 1993).

On December 2, 2009, the Company received a proposal (the "Prior Proposal") from Christian Brothers Investment Services, Inc. requesting the Company's Board of Directors (the "Board") to adopt a policy, and amend the Bylaws as necessary, in respect of the independence of the Chairman of the Board. The resolution included in the Prior Proposal, a copy of which is attached as Exhibit B, reads as follows: "**RESOLVED:** The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition."

The Proposal and the Prior Proposal have the same focus – the independence of the Chairman of the Board. The proposals differ only slightly, in matters of implementation methodology and of scope. The Prior Proposal requests that the Board adopt a policy and amend the Bylaws as necessary to require the Chairman to be an independent director, while the

Proposal requests that the Board adopt a policy to achieve the same outcome. The Proposal specifies that a former executive officer of the Company would not be independent for these purposes. The Proposal calls for (i) a mechanism to select an independent Chairman if the current Chairman ceases to be independent and (ii) a waiver of the policy if no independent director is available and willing to serve.

These differences between the proposals do not alter the conclusion that the two proposals have the same principal focus and thrust. The Proposal contains more detail than the Prior Proposal regarding a mechanism for selecting a new independent board leader if the current leader is no longer independent and does not mention an amendment to the Bylaws. The Staff has repeatedly granted relief under Rule 14a-8(i)(11) in fact patterns that are nearly identical to that of the Company. *See Wells Fargo & Co.* (Jan. 17, 2008); *Sara Lee Corp.* (Aug. 18, 2006); and *Weyerhaeuser Co.* (Jan. 18, 2006). Presented with duplicative proposals relating to the independence of the board chairperson, the Staff concurred that the Company could exclude the later-received shareholder proposal on the grounds that it was substantially duplicative of the previously submitted proposal. In each of these no-action letters, as in the present case, the proposals have the same principal focus and thrust, but differ in their implementation and presentation.

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include in its proxy materials the proposal it received first, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas & Electric Co.* (Jan. 6, 1994). The Company received the Prior Proposal on December 2, 2009 and received the Proposal on December 3, 2009. The Company has also submitted a letter to the Staff regarding its intent to omit the Prior Proposal from the 2010 Proxy Materials. This letter is attached as Exhibit C. If the Staff does not concur that the Company may omit the Prior Proposal for the reasons addressed in that letter and the Prior Proposal is not voluntarily withdrawn by its proponent, then the Company intends to include the Prior Proposal in its 2009 Proxy Materials. In that event, the Company intends to exclude the Proposal as substantially duplicative of the Prior Proposal. On the other hand, if the Staff concurs with the Company's exclusion of the Prior Proposal from the 2010 Proxy Materials or if the Prior Proposal is voluntarily withdrawn, then the Company include the Proposal in the 2010 Proxy Materials.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials in the circumstances described.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada c/o the United Association S&P 500 Index Fund (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

RESOLVED: That stockholders of The Goldman Sachs Group, Inc., ("Goldman Sachs" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Goldman Sachs. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Supporting Statement

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Lloyd C. Blankfein holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Goldman Sachs require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Goldman Sachs, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote FOR this proposal.

Exhibit B

Text of Prior Proposal and Supporting Statement

Separate Chair & CEO

GOLDMAN SACHS

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

Exhibit C

Letter to Omit Prior Proposal

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of Christian Brothers Investment Services, Inc. and Co-Filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Christian Brothers Investment Services, Inc., as the primary proponent. The Company also received a letter from The Needmor Fund as a co-filer of the Proposal. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the primary proponent, the co-filer and Walden Asset Management (at the request of the co-filer) as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power and authority to implement it.

Pursuant to Rule 14a-8(i)(6), a proposal may be excluded if the Company would lack the power or authority to implement the Proposal. The Proposal, if implemented, would require the Company's Board of Directors (the "Board") to adopt a policy, and amend the Company's Amended and Restated By-laws as necessary, to require that the Chairman be an independent director. The Proposal does not provide the Board with an opportunity or mechanism to cure a situation where the Chairman fails to maintain his or her independence.

The Staff has stated its view that "we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." *Staff Legal Bulletin 14C* (June 29, 2005) ("SLB 14C"). In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (Mar. 21, 2005), as an example of a proposal that was properly excluded. In *Allied Waste Industries, Inc.*, the Staff granted no-action relief in respect of a proposal urging the board of directors to amend the company's bylaws to require that an independent director who has not served as the chief executive of the company serve as chairman of the board of directors. In *LSB Bancshares, Inc.* (Feb. 7, 2005) and *Exxon Mobil Corp.* (Mar. 13, 2005), the Staff concurred in the exclusion of proposals urging a board of directors to amend the company's bylaws to require that an independent director serve as chairman of the board and that the chairman shall not concurrently serve as the chief executive officer. *See also NSTAR* (Dec. 15, 2007) (permitting exclusion under Rule 14a-8(i)(6) of a proposal that an independent trustee serve as chair of the board); *Verizon Communications Inc.* (Feb. 8, 2007) (permitting exclusion under Rule 14a-8(i)(6) of a proposal to amend the bylaws to require an independent director to serve as chairman of the board).

The proposals at issue in these letters were virtually identical to the Proposal, and these letters support the conclusion that the Proposal may be omitted under Rule 14a-8(i)(6). The absence of any opportunity or mechanism to cure a violation of the standard in the Proposal makes it easily distinguishable from those cited by the Staff in SLB 14C as proposals that should not be excluded from proxy materials. In *The Walt Disney Co.* (Nov. 24, 2004), the shareholder proposal urged the board of directors to amend its Corporate Governance Guidelines to set a policy that the chairman of the board be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances." In *Merck & Co.* (Dec. 29, 2004), the Staff denied no-action relief in respect of a proposal requesting the board of directors establish a policy of separating the positions of chairman and chief executive officer, "whenever possible," to permit an independent director to serve as chairman. In SLB 14C, the Staff observed that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." The Proposal is therefore distinguishable from the foregoing letters because those proposals included qualifying language that either did not require independence at all times or provided the Company with an opportunity to cure the loss of independence.

Based on the foregoing, the Company believes that the Proposal is excludable under Rule 14a-8(i)(6). The Company cannot guarantee that an independent director would be willing to serve as Chairman and remain independent at all times while serving as the Chairman. Accordingly, the Company lacks the power to implement the Proposal. We respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,

/s/ Gregory K. Palm

Attachment

cc: Julie Tanner, the Christian Brothers Investment Services, Inc. (w/attachment)
Daniel Stranahan, The Needmor Fund (w/attachment)
Timothy Smith, Walden Asset Management (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

Separate Chair & CEO

GOLDMAN SACHS

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.